September 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Herbers

Re:	AEye, Inc.
Registration Statement on Form S-1
File No. 333-259554

Acceleration Request
Requested Date: September 27, 2021
Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEye, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on September 27, 2021, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845. Please also contact him should you have any questions.

Very truly yours, AEye, Inc.

/s/ Blair LaCorte
Blair LaCorte
Chief Executive Officer

cc:	Robert Brown, Chief Financial Officer

Andrew Hughes, General Counsel

AEye, Inc.

Andrew Ledbetter, Esq.

DLA Piper LLP (US)